Exhibit (d)(11)(i)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 1 TO THE INVESTMENT ADVISORY AGREEMENT

(Brighthouse/Templeton International Bond Portfolio)

This Amendment No. 1 to the Investment Advisory Agreement (the “Agreement”) dated as of the 4th day of August, 2017, by and between Brighthouse Investment Advisers, LLC, (the “Adviser”), and Franklin Advisers, Inc. (the “Subadviser”) with respect to the Brighthouse/Templeton International Bond Portfolio, a series of Brighthouse Funds Trust I, is entered into effective January 1, 2025.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
Brighthouse/Templeton International	0.26% of first $500 million of such assets; plus
Bond Portfolio	0.24% of the next $500 million of such assets; plus
0.22% of such assets over $1 billion.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

BRIGHTHOUSE INVESTMENT ADVISERS, LLC

/s/ Kristi Slavin
Name: Kristi Slavin
Title: President

FRANKLIN ADVISERS, INC.

/s/ Edward Perks
Name: Edward Perks
Title: President, CIO